UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 21)

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SEACOR Holdings Inc.
(Name of Subject Company)

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SEACOR Holdings Inc.
(Name of Person Filing Statement)

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COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
811904101
(CUSIP Number of Class of Securities)
William C. Long
Chief Legal Officer
SEACOR Holdings Inc.
2200 Eller Drive
Fort Lauderdale, Florida 33316
(954) 523-2200
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

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With copies to:
Scott W. Golenbock
Brett Nadritch
Milbank LLP
55 Hudson Yards
New York, New York 10001-2163
(212) 530-5000

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☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 21 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by SEACOR Holdings Inc., a Delaware corporation (the “Company”), on December 18, 2020 with the Securities and Exchange Commission, relating to the tender offer by Safari Merger Subsidiary, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Safari Parent, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares” and each, a “Share”) at a price per Share of $41.50, net to the holder in cash, without interest and subject to any applicable withholding of tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 2020, as it may be amended or supplemented from time to time, and the related Letter of Transmittal, as it may be amended or supplemented from time to time (which, together with the Offer to Purchase, constitutes the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 21. This Amendment No. 21 is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting immediately before the section entitled “Cautionary Note Regarding Forward-Looking Statements” a new section as follows:

Expiration of the Offer; Completion of the Merger

“The Offer and withdrawal rights expired as scheduled at 5:00 p.m. Eastern Time on April 14, 2021. The Offer was not extended. The Company has advised that, as of the expiration of the Offer, 14,472,289 Shares, representing approximately 70.4% of the Shares issued and outstanding as of the expiration of the Offer, had been validly tendered and not validly withdrawn pursuant to the Offer. The number of Shares tendered satisfies the Minimum Condition (as defined in the Merger Agreement). As the Minimum Condition and each of the other conditions of the Offer have been satisfied, Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Following expiration of the Offer and acceptance for payment of the Shares, the Purchaser had ownership sufficient to effect the Merger under Section 251(h) of the DGCL without a vote of stockholders of the Company. Accordingly, the Purchaser has effected the Merger in which the Purchaser merged with and into the Company, with SEACOR surviving the Merger and continuing as an indirect wholly-owned subsidiary of Parent. In the Merger, each issued and outstanding Share not owned by Parent, Merger Sub or the Company as of the Effective Time (other than Cancelled Shares and Dissenting Shares (each as defined in the Merger Agreement)) shall be converted into the right to receive the Offer Price, in cash, without interest and subject to any withholding of Tax in accordance with the Merger Agreement. The Shares will cease to trade on the New York Stock Exchange after the close of business on April 15, 2021, and Parent has requested that the New York Stock Exchange file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist and deregister the Shares.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits hereto:

(a)(1)(U)	Joint Press Release issued by the Company, Merger Sub and American Industrial Partners, dated April 15, 2021 (incorporated by reference to Exhibit (a)(5)(R) to the Schedule TO filed by Safari Merger Subsidiary, Inc. with the Securities and Exchange Commission on April 15, 2021).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEACOR Holdings Inc.
Dated: April 15, 2021	By:	/s/ Bruce Weins
	Name:	Bruce Weins
	Title:	Senior Vice President and Chief Financial Officer